UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: December 9, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 9, 2009, entitled “CNOOC Ltd. Announces Another Significant Deepwater Gas Discovery in South China Sea”

CNOOC LIMITED

For Immediate Release

CNOOC Ltd. Announces Another Significant Deepwater Gas Discovery in South China Sea

(Hong Kong, Dec. 9 2009) CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that its partner, Husky Oil China Limited (a subsidiary of Husky Energy Inc., “Husky”) had made a new deepwater gas discovery, LiuHua (LH) 34-2, representing another significant breakthrough in the deepwater exploration in the South China sea.

Following Liwan (LW) 3-1, LH 34-2 becomes the second deepwater gas discovery made in the Pearl River Mouth Basin in the Eastern South China Sea.

LH 34-2 was also discovered on Block 29/26. The discovery well LH 34-2-1 was located about 23 kilometers northeast of LW 3-1 gas field. The well, in a water depth of 1145 meters was drilled to a total depth of 3449 meters.

During drill stem tests, the well produced 55 million cubic feet (mmcf) of natural gas per day.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of Exploration Department commented, “We are excited about the new deepwater discovery LH34-2, which further demonstrates the huge potential in the deepwater area in South China Sea. We expect the two adjacent discoveries to be developed in a more efficient way through sharing development facilities.”

In order to determine the full potential of the LH34-2 field, an appraisal well is planned to be drilled in early 2010 by Husky.

According to the Production Sharing Contract, CNOOC Limited has the right to participate in up to 51 percent working interest in any commercial discoveries on Block 29/26.

-End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com